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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                         FORM 13F

                   FORM 13F Cover Page
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Report for the Calendar Year or Quarter Ended June 30, 2009

Check here if Amendment: |_|; Amendment Number: _____

This Amendment (Check only one): |_| is a restatement
                                   |_| adds new holding entries.

Institutional Manager Filing this Report:

Name: Tiedemann/Falconer Partners, L.P.

Address: c/o Ogier Fiduciary Services (Cayman) Limited
           Queensgate House
           South Church Street
           P.O. Box 1234
           Grand Cayman KY1-1108
           Cayman Islands

13F File Number: 28-12869

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Robert Rettie
Title: Chief Accounting Officer
Phone: (212) 396-8742

Signature, Place and Date of Signing:

/s/ Robert Rettie   New York, New York   August 13, 2009
-------------------   -------------------------   --------------------
    [Signature]   [City, State]   [Date]

<PAGE>

Report Type: (Check only one):

[ ]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting
          manager are reported in this report).

[X]   13F NOTICE. (Check here if no holdings reported are in this report,
          and all holdings are reported by other reporting managers(s).)

[ ]   13F COMBINATION REPORT. (Check here if a portion of the holdings for
          this reporting manager are reported in this report and a portion are
          reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager:

Form 13F File Number   Name
28-11896   TIG Advisors, LLC

<PAGE>

Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 0

Form 13F Information Table Value Total: $0
                                    (thousands)

List of Other Included Managers: None

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.